                                                                EXHIBIT (a)(12)


FOR MORE INFORMATION, CONTACT:

    Ben Deutsch
    The Coca-Cola Company
    404-676-2683


                THE COCA-COLA COMPANY COMPLETES TENDER OFFER FOR
                                 ODWALLA, INC.

         ATLANTA (December 7, 2001) -- The Coca-Cola Company (NYSE: KO) today announced the successful completion of the cash tender offer for all outstanding shares of common stock of Odwalla, Inc. (Nasdaq: ODWA). The tender offer, which commenced on November 6, 2001, expired at 12:00 midnight, San Francisco, California time, on December 6, 2001.

         A total of 10,725,906 shares of Odwalla common stock had been validly tendered and not withdrawn prior to the expiration of the offer (including
170,168 shares tendered pursuant to notices of guaranteed delivery), representing approximately 95.6% of the outstanding shares of Odwalla. Payment for these shares will be made promptly.

         The Coca-Cola Company will complete the acquisition of Odwalla on or about December 12, 2001 through a short-form merger in which shares of Odwalla common stock not purchased in the tender offer will be converted into the right to receive $15.25 per share in cash. A letter of transmittal to be used for surrendering certificates in exchange for the cash payment will be sent to holders who did not tender their shares in the offer.

                                      ###


ABOUT THE COCA-COLA COMPANY

         The Coca-Cola Company is the world's largest beverage company and is the leading producer and marketer of soft drinks. Along with Coca-Cola, recognized as the world's best-known brand, The Coca-Cola Company markets four of the world's top five soft drink brands, including diet Coke, Fanta and Sprite. Through the world's largest distribution system, consumers in nearly 200 countries enjoy The Coca-Cola Company's products at a rate of more than 1 billion servings each day. For more information about The Coca-Cola Company, please visit its website at www.coca-cola.com.

This press release contains statements, estimates or projections, not historical in nature, that may constitute "forward-looking statements" as defined under U.S. federal securities laws. These statements, which speak only as of the date given, are subject to certain risks and uncertainties that could cause actual results to differ materially from our Company's historical experience and its present expectations or projections. These risks include, but are not limited to, its ability to finance expansion plans, share repurchase programs and general operating activities; changes in the non-alcoholic beverages business environment, including actions of competitors and changes in consumer preferences; regulatory and legal changes; fluctuations in the cost and availability of raw materials; interest rate and currency fluctuations; changes in economic and political conditions; its ability to penetrate developing and emerging markets; the effectiveness of its advertising and marketing programs; litigation uncertainties; adverse weather conditions; and other risks discussed in our Company's filings with the SEC, including our Annual Report on Form 10-K, which filings are available from the SEC. The Coca-Cola Company does not undertake any obligation to publicly update or revise any forward-looking statements.